                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------




                                    FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____ to _____

                          COMMISSION FILE NUMBER 1-2328

                        --------------------------------




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                GATX CORPORATION
                             500 West Monroe Street
                          Chicago, Illinois 60661-3676

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.........................   3

FINANCIAL STATEMENTS:
      Statements of Assets Available for Benefits...............................   4
      Statements of Changes in Assets Available for Benefits....................   5

NOTES TO FINANCIAL STATEMENTS...................................................   6

SUPPLEMENTAL SCHEDULE:
      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............   13

Other schedules required by Section 2520.103-10 of the Departments of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE.......................................................................   14

EXHIBIT INDEX...................................................................   15

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                       /s/ Ernst & Young LLP
                                                       ---------------------
                                                       Ernst & Young LLP

May 10, 2006
Chicago, Illinois

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                              DECEMBER 31
                                         2005            2004
                                     -------------   -------------
ASSETS
Investments                          $ 107,797,524   $ 102,703,015
Interest in Master Trust                37,141,320      34,080,074
Employer contribution receivable            54,028          55,509
                                     -------------   -------------
                                     $ 144,992,872   $ 136,838,598
                                     =============   =============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                           YEARS ENDED DECEMBER 31
                                                            2005            2004
                                                        ------------    -------------
ADDITIONS
Contributions from GATX Corporation and subsidiaries    $  1,402,977    $   1,500,138
Participant salary deferrals                               4,776,446        4,805,502
Rollover contributions                                       239,459          393,911
Interest and dividend income                               3,965,733        2,986,190
Transfer from GATX Hourly Employees Retirement
    Savings Plan                                              86,513                -
                                                        ------------    -------------
                                                          10,471,128        9,685,741
DEDUCTIONS
Benefit payments                                         (11,918,866)     (11,613,240)
Administrative fee                                            (4,442)          (5,977)
                                                        ------------    -------------
                                                         (11,923,308)     (11,619,217)

Net investment gain from Master Trust                      8,065,186        2,679,777
Net realized and unrealized depreciation
    in fair value of mutual funds                          1,541,268        5,045,453
                                                        ------------    -------------
Net increase                                               8,154,274        5,791,754
Assets available for benefits:
    Beginning of year                                    136,838,598      131,046,844
                                                        ------------    -------------
    End of year                                         $144,992,872    $ 136,838,598
                                                        ============    =============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years ended December 31, 2005 and 2004


1. DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan, established July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries which adopts the Plan upon authorization by GATX. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15%, and effective August 1, 2005, between 1% and 50%, of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

After a participant completes six months of service, the Company contributes on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 6% of a participant's eligible compensation. At its discretion, the Company may contribute an additional matching contribution for eligible participants. The Company's contributions are invested in the GATX Stock Fund, which is comprised of GATX common stock and short-term investments for participants with less than 2 years of service. Participants with two or more years of service may elect to have their match invested in any investment offered by the Plan and may transfer all or a portion of their existing Company matching contribution account from the GATX Stock Fund to any of the other investment funds offered by the Plan. All contributions are made in cash and are deposited semimonthly.

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's contributions, and allocation of the Plan's earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately 100% vested in their account balance.

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of selected fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment, installments, or annuity. The portion of the participant's account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by a participant's account balance in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value and is determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's investment in common collective trusts is based on the quoted redemption value on the last business day of the Plan year. Shares of common stock are stated at fair value, which is determined by quoted market prices. The GATX Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of GATX common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of GATX common stock and the cash investments held by the Fund. At December 31, 2005, 1,798,611 units were outstanding with a value of $20.65 per unit (2,055,492 units were outstanding with a value of $15.58 per unit at December 31, 2004). Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4. INVESTMENTS

Except for investments held in a Master Trust (see Note 5), the Plan held the following individual investments representing 5% or more of the Plan's assets:

                                                              DECEMBER 31
                                                         2005            2004
                                                     -------------   -------------
At fair value:
    Fidelity Managed Income Portfolio II             $  28,133,464   $  28,549,212
    Spartan U.S. Equity Index Fund                      22,740,286      22,844,147
    Fidelity Equity-Income Fund                         13,312,560      11,732,077
    Putnam Voyager Fund                                  9,001,648      10,035,113
    PIMCO Total Return Fund - Administration Class       7,513,775       6,713,849

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

5. MASTER TRUST

The GATX Stock Fund is in a Master Trust, which includes assets of the Plan and of the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2005 and 2004.

A summary of the net assets and the changes in net assets of the Master Trust is as follows:

                                                    DECEMBER 31
                                                 2005         2004
                                           ------------   ------------
ASSETS
GATX common stock                          $ 38,256,882   $ 34,817,960
Cash                                            208,683              -
Other receivables                                41,572        153,787

LIABILITIES
Other payables                                 (256,378)          (147)
                                           ------------   ------------
Net assets                                 $ 38,250,759   $ 34,971,600
                                           ============   ============

                                             YEARS ENDED DECEMBER 31
                                              2005               2004
                                           ------------   ------------
ADDITIONS
Transfers in from participating plans      $  5,208,322   $  3,957,113
Interest and dividend income                    892,435      1,010,920
                                           ------------   ------------
                                              6,100,757      4,968,033
DEDUCTIONS
Transfers out to participating plans        (10,218,165)    (8,382,286)

Net realized and unrealized appreciation
        in fair value of common stock
                                              7,396,567      1,748,539
                                           ------------   ------------
Net increase (decrease)                       3,279,159     (1,665,714)
Net assets at beginning of year              34,971,600     36,637,314
                                           ------------   ------------
Net assets at end of year                  $ 38,250,759   $ 34,971,600
                                           ============   ============


The Plan held a 97.1% and 97.4% interest in the Master Trust as of December 31, 2005 and 2004, respectively.

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

6. NONPARTICIPANT-DIRECTED INVESTMENTS

Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, which includes participant-directed and nonparticipant-directed investments, is as follows:

                                                        DECEMBER 31
                                                    2005           2004
                                               -------------   -------------
Investment, at fair value:
    Interest in the GATX Stock Fund            $  37,141,320   $ 34,080,074
                                               =============   ============


                                                  YEARS ENDED DECEMBER 31
                                                    2005           2004
                                               -------------   ------------
Changes in net assets:
    Company contributions                      $     899,259   $  1,044,951
    Participant contributions                        427,443        388,252
    Rollover contributions                            34,870          6,153
    Interest and dividend income                     866,633        984,908
    Net realized and unrealized appreciation
        in fair value of common stock              7,198,553      1,694,868
    Benefits paid                                 (2,608,586)    (2,980,021)
    Interfund transfers                           (3,756,926)    (2,919,373)
                                               -------------   ------------
                                               $   3,061,246   $ (1,780,262)
                                               =============   ============

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500.

                                                     YEARS ENDED DECEMBER 31
                                                      2005            2004
                                                  -------------   -------------
Assets available for benefits per the
    financial statements                          $ 144,992,872   $ 136,838,598
Amount receivable from employer contributions           (54,028)        (55,509)
                                                  -------------   -------------
Assets available for benefits per the Form 5500   $ 144,938,844   $ 136,783,089
                                                  =============   =============

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

8. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

9. RELATED PARTY

The Plan invests in GATX common stock. GATX is the Plan's sponsor, and, therefore, such investments are party-in-interest transactions.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                                December 31, 2005

                                                       SHARES/      CURRENT
    IDENTITY OF ISSUER/DESCRIPTION OF ISSUE             UNITS        VALUE
--------------------------------------------------   ----------   ------------
Fidelity Management Trust Company*:
    Fidelity Managed Income Portfolio II             28,133,464   $ 28,133,464
    Spartan U.S. Equity Index Fund                      514,952     22,740,286
    Fidelity Equity-Income Fund                         252,227     13,312,560
    Putnam Voyager Fund A                               517,336      9,001,648
    PIMCO Total Return Fund - Administrative Class      715,598      7,513,775
    Vanguard Extended Market Index Fund                 178,522      6,119,719
    Blackrock Aurora Fund - Class S                     132,721      4,747,426
    Templeton Foreign Fund A                            373,727      4,738,855
    Fidelity Diversified International Fund             112,945      3,675,247
    Fidelity Freedom 2020 Fund                          134,038      1,971,698
    Delaware Trend Fund - Institutional Class            64,711      1,510,360
    Fidelity Freedom 2010 Fund                           76,481      1,074,562
    Fidelity Freedom Income Fund                         64,161        729,509
    Fidelity Freedom 2030 Fund                           35,510        533,353
    Fidelity Freedom 2040 Fund                           54,716        483,142
    Fidelity Freedom 2000 Fund                           10,156        124,004
    Participant loans (5% to 11% interest rates,
        various maturities)                                          1,387,916

                                                                  ------------
                                                                  $107,797,524
                                                                  ============

* Party in interest to the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                     GATX CORPORATION SALARIED
                                                       EMPLOYEES RETIREMENT
                                                           SAVINGS PLAN
                                                        (Name of the Plan)

                                                  /s/ James Conniff
                                                  ------------------
                                                  James Conniff
                                                  Plan Administrator
Date: June 23, 2006

                                  EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

EXHIBIT
-------

23.1  Consent of Independent Registered Public Accounting Firm